UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

INTERNATIONAL COAL GROUP, INC.
(Name of Subject Company)

ATLAS ACQUISITION CORP.
ARCH COAL, INC.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

45928H106
(CUSIP Number of Class of Securities)

Robert G. Jones
Senior Vice President — Law, General Counsel & Secretary
Jon S. Ploetz
Assistant General Counsel and Assistant Secretary
One CityPlace Dr., Suite 300
St. Louis, MO 63141

(314) 994-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Mario A. Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-63954
Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,044,605,405.88	$353,478.69

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $14.60, the per share tender offer price, multiplied by the sum of (1) 204,175,202, the number of shares of common stock issued and outstanding (including 1,099,651 shares of restricted stock and not including 96,914 shares of common stock held in treasury), and (2) 353,927, the number of shares of common stock subject to issued and outstanding restricted share unit awards, plus (b) an amount equal to 6,315,348, the number of shares of common stock subject to outstanding stock options with an exercise price less than $14.60, multiplied by the difference of $14.60 and $5.34, the average weighted exercise price of the outstanding stock options with exercise prices less than $14.60. The share figures in this transaction valuation are as of May 12, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Atlas Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Arch Coal, Inc., a Delaware corporation (“Arch”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Coal Group, Inc., a Delaware corporation (“ICG”), at $14.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

The Agreement and Plan of Merger, dated as of May 2, 2011, among Arch, Merger Sub and ICG (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, the Non-Disclosure Agreement, dated as of February 25, 2011, between ICG and Arch, a copy of which is attached as Exhibit (d)(4) hereto, and the Letter Agreement, dated as of March 15, 2011, between ICG and Arch, a copy of which is attached as Exhibit (d)(5) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is International Coal Group, Inc., a Delaware corporation. ICG’s principal executive offices are located at 300 Corporate Centre Drive, Scott Depot, WV 25560. ICG’s telephone number at such address is (304) 760-2400.

(b) This Schedule TO relates to the Offer by the Merger Sub to purchase all issued and outstanding Shares for $14.60 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated in this Schedule TO by reference. According to ICG, as of May 12, 2011, there were 204,175,202 Shares issued and outstanding (including 1,099,651 shares of restricted stock and not including 96,914 shares of common stock held in treasury).

(c) The information set forth in Section 6 — “Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Arch and Merger Sub. The information set forth in Section 9 — “Certain Information Concerning Arch and Merger Sub” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (xii) The information set forth in the section of the Offer to Purchase entitled “Introduction” and in Sections 1, 2, 3, 4, 5, 7 and 15 — “Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Considerations,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “Conditions to the Offer” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(1)(ix), (x) and (xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in Sections 5, 11, 12 and 13 — “Material U.S. Federal Income Tax Considerations,” “Background of the Offer; Contacts with ICG,” “Purpose of the Offer; Plans for ICG; Appraisal Rights” and “The Transaction Documents” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(2)(v)-(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Introduction,” and Sections 9, 11, 12 and 13 — “Certain Information Concerning Arch and Merger Sub,” “Background of the Offer; Contacts with ICG,” “Purpose of the Offer; Plans for ICG; Appraisal Rights” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the sections of the Offer to Purchase entitled “Introduction,” and Sections 6, 7, 12, 13 and 14 — “Price Range of Shares,” “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations,” “Purpose of the Offer; Plans for ICG; Appraisal Rights,” “The Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company.

The information set forth in the section of the Offer to Purchase entitled “Introduction,” and Sections 9, 12 and 13 — “Certain Information Concerning Arch and Merger Sub,” “Purpose of the Offer; Plans for ICG; Appraisal Rights,” and “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 11 and 17 — “Background of the Offer; Contacts with ICG” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 12 and 13 — “Certain Information Concerning Arch and Merger Sub,” “Purpose of the Offer; Plans for ICG; Appraisal Rights” and “The Transaction Documents” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in Sections 12, 15 and 16 — “Purpose of the Offer; Plans for ICG; Appraisal Rights,” “Conditions to the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated in this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 16, 2011.
(a)(1)(B)	Letter of Transmittal (including Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2011.
(a)(5)(A)	Joint Press Release issued by Arch Coal, Inc. and International Coal Group, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).
(a)(5)(B)	Transcript of Investor Call regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).
(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).
(a)(5)(D)	Press Release issued by Arch Coal, Inc. on May 16, 2011
(b)(1)	Debt Commitment Letter dated as of May 2, 2011 by and among Morgan Stanley Senior Funding, Inc., PNC Bank, National Association, PNC Capital Markets LLC and Arch Coal, Inc. (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).
(d)(1)	Agreement and Plan of Merger dated as of May 2, 2011 among Arch Coal, Inc., Atlas Acquisition Corp. and International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).
(d)(2)	Tender and Voting Agreement dated as of May 2, 2011 by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).
(d)(3)	Tender and Voting Agreement dated as of May 2, 2011 by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).
(d)(4)	Non-Disclosure Agreement dated as of February 25, 2011 between International Coal Group, Inc. and Arch Coal, Inc.
(d)(5)	Letter Agreement dated as of March 15, 2011 between International Coal Group, Inc. and Arch Coal, Inc.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ATLAS ACQUISITION CORP.

By:	/s/ John W. Eaves
Name:     John W. Eaves

Title:	President

ARCH COAL, INC.

By:	/s/ John W. Eaves
Name:     John W. Eaves

Title:	President and Chief Operating Officer

Date: May 16, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 16, 2011.
(a)(1)(B)	Letter of Transmittal (including Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2011.
(a)(5)(A)	Joint Press Release issued by Arch Coal, Inc. and International Coal Group, Inc. on May 2, 2011 (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).
(a)(5)(B)	Transcript of Investor Call regarding announcement of Merger Agreement (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).
(a)(5)(C)	Investor Presentation (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).
(a)(5)(D)	Press Release issued by Arch Coal, Inc. on May 16, 2011
(b)(1)	Debt Commitment Letter dated as of May 2, 2011 by and among Morgan Stanley Senior Funding, Inc., PNC Bank, National Association, PNC Capital Markets LLC and Arch Coal, Inc. (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Arch Coal, Inc. on May 3, 2011).
(d)(1)	Agreement and Plan of Merger dated as of May 2, 2011 among Arch Coal, Inc., Atlas Acquisition Corp. and International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).
(d)(2)	Tender and Voting Agreement dated as of May 2, 2011 by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).
(d)(3)	Tender and Voting Agreement dated as of May 2, 2011 by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc. (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Arch Coal, Inc. on May 3, 2011).
(d)(4)	Non-Disclosure Agreement dated as of February 25, 2011 between International Coal Group, Inc. and Arch Coal, Inc.
(d)(5)	Letter Agreement dated as of March 15, 2011 between International Coal Group, Inc. and Arch Coal, Inc.
(g)	Not applicable.
(h)	Not applicable.